
May 3, 2019

Pablo Manuel Vera Pinto
Chief Financial Officer
Vista Oil & Gas, S.A.B. de C.V.
Calle Volcán 150, Floor 5
Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo
Mexico City, 11000
Mexico

     Re: Vista Oil & Gas, S.A.B. de C.V.
         Amendment No. 1 to Draft Registration Statement on Form DRS F-1
         Submitted April 18, 2019
         CIK No. 0001762506

Dear Mr. Vera Pinto:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2019 letter.

Form DRS F-1/A filed April 18, 2019

Prospectus Summary
Our Company, page 1

1.   We reissue comment 2 in part. Please revise the first paragraph of page 1 to clarify, as you do on page 3, that the concessions you operate have a lower recovery factor than those across on-shore fields in Argentina and analogous on-shore basins in the United States.

Summary Historical Reserves and Operating Data
Reserves Data, page 17

2.	We have read your response to comment 6; however, it appears that you continue to aggregate crude oil/condensate reserves with natural gas liquids reserves throughout your filing and in Exhibit 99.1. Revise the presentation of your reserves to separately disclose the figures for your natural gas liquids reserves or tell us why a revision is not needed. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

3.	The identification of the individual product types represented in your reserves, other than natural gas, appears to be inconsistent throughout your filing. For example, the tabular disclosure provided on pages 18 and 81 indicates you have crude oil and condensate reserves, page 162 indicates you have oil reserves, page F-152 and F-247 indicates you have oil, condensate and natural gas liquids reserves and page F-262 indicates you have liquids reserves. Modify your disclosure as appropriate to resolve these apparent inconsistencies. Refer to the disclosure requirements under Item 1202(a)(2) and 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Capital Expenditures, page 107

4.	We note the revised disclosure added in response to prior comment 14 and believe that more specificity is necessary for an understanding of the timing of the investment commitments on both a short-term and long-term basis. As such, please expand your discussion to quantify the amount of capital investment to be made for each of the fiscal periods that comprise the amount you are required to invest under the relevant concessions. Your disclosures should also address total capital expenditures budgeted in future periods, including amounts in addition to the investment commitments required under concessions and joint operations currently disclosed. Explain the reasons for any material increase or decrease in budgeted future capital expenditures as compared to historical periods.

Our Business
Oil and Natural Gas Reserves, Production, page 162

5.	Modify your disclosure of natural gas reserves provided on page 162 and natural gas production provided on page 165 to clarify, if true, that the figures presented represent an aggregation of the volumes of gas consumed in operations as fuel and the volumes of marketable or sales gas.

6. If the figures provided on pages 162 and 165 represent an aggregation of the volumes of gas consumed in operations as fuel and the volumes of marketable or sales gas, expand your disclosure to separately quantify the portion of the natural gas that is consumed in operations as fuel.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources